Exhibit 99.1

BOS Announces Definitive Agreement to Purchase the Assets of Imdecol Ltd.

RISHON LEZION, Israel, March 20, 2019 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today that it has signed a definitive agreement to purchase the assets of Imdecol Ltd. (www.imdecol.com), a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019.

Benefits of the Acquisition:

With the acquisition of Imdecol, BOS expects to realize the following benefits to its RFID and Mobile Division:

1.	Potential growth engine based on Imdecol’s advanced technology related to automatic and robotic systems that enhance the productivity of production lines

Imdecol’s business can be an excellent growth engine mainly due to increasing demand from manufacturers for improvements in the productivity of their production lines. This demand is supported by government incentives for manufacturers who invest in automatic systems to enhance the efficiency and productivity of production. BOS’ RFID expertise and Imdecol’s robotic systems are crucial elements in Industry 4.0/IOT for industry/Smart Factory (a name given to the current trend of automation and data exchange in manufacturing technologies referred to as the 4th industrial revolution).

2.	Significantly expand product offering

Through the integration with Imdecol, BOS will significantly expand its offerings to its existing worldwide manufacturer client base (accounts for 20% of BOS’ client base).

3.	Increased exposure to international markets

Currently BOS’ RFID and Mobile Division sales are only in Israel. Approximately 45% of Imdecol’s revenues in 2017 and 2018 were outside of Israel. Imdecol’s primary markets outside of Israel are Australia, New Zealand, North and South America. We plan to offer to International customers a combined offering of BOS’ RFID and Imdecol’ robotic systems.

4.	Substantial enhancement to BOS’ technological capabilities

Imdecol has 26 employees, including 6 engineers and 2 practical engineers who are expected to be a significant and important addition to BOS’ technological capabilities.

5.	Significant contribution to BOS’ revenues and EBITDA

Based on Imdecol’ audited (Israeli GAAP) financial reports, in the fiscal years 2017 and 2018, Imdecol recorded average annual revenue of NIS 20.7 million (approximately $5.7 million), average annual operating income of NIS 1.9 million (approximately $530,000) and average annual EBITDA of NIS 2.0 million (approximately $555,000).

Eyal Cohen, BOS Co-CEO and CFO stated, “We are pleased with this acquisition of Imdecol’s assets. Imdecol precisely meets all of our acquisitions criteria as detailed in our strategy discussion and as part of our investor presentation: It is complementary to BOS’s current lines of business, profitable, provides significant contribution to BOS’ financials, and is located in Israel.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consists of a combination of cash and ordinary shares of BOS, payable as follows:

●	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement;

●	An additional NIS 4.5 million (approximately $1.25 million) shall be paid to Imdecol at closing, which is expected to occur on or about June 1, 2019.

●	NIS 1.5 million (approximately $417,000) shall be paid to Imdecol no later than August 2020, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	An additional amount in cash may be paid by August 2020, based on the performance through June 2020.

In addition, BOS will acquire Imdecol’s inventory at its book value on the closing date, which is estimated at NIS 2.6 million (approximately $720,000). BOS will pay an advance of NIS 1.5 million (approximately $417,000) upon closing and the balance will be paid on an ongoing basis as the inventory is consumed.”

Eyal Cohen added: “The cash portion of the acquisition price will be financed mainly through a combination of commercial bank loans and internal cash resources.

Yuval Viner, BOS Co-CEO commented, “As we execute our growth strategy, we remain focused on expanding our capabilities and market presence both organically and through acquisitions. The addition of Imdecol will substantially enhance BOS’ technological capabilities, broaden our solutions to address a wider range of customers, expand the footprint of our RFID and Mobile division in the industrial segment, and open up the international markets for BOS.”

Benny Katz, Imdecol’s founder and CTO and Ayelet Hayak, Imdecol’s CEO added, “We believe that BOS is a perfect match for Imdecol. With BOS’ managerial, operational and financial capabilities and the synergy of Imdecol and BOS in the aspects of customers and product offerings, we believe we can step up Imdecol’s business globally. We look forward to the opportunities ahead.”

For more information:

International John Nesbett Institutional Marketing Services (203) 972-9200 jnesbett@institutionalms.com	Israel Iris Lubitch Smart Team 0542528007 iris@smartteam.co.il	Company Contact Eyal Cohen, Co-CEO & CFO BOS +972-542525925 eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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